Exhibit 99.1

Kitov Closes $10 Million Registered Direct Offering

TEL-AVIV, Israel, May 8, 2020 (GLOBE NEWSWIRE) --  Kitov Pharma Ltd. (“Kitov”) (NASDAQ/TASE: KTOV), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, today announced the closing of its previously announced registered direct offering of 25,000,002 of the Company’s ordinary shares represented by American Depositary Shares (ADSs), at a purchase price of $0.40 per ADS, in a registered direct offering, for aggregate gross proceeds of approximately $10 million.

Kitov has also issued to the investors unregistered warrants to purchase up to an aggregate of 25,000,002 ADSs. The warrants have a term of 5.5 years, are exercisable immediately and have an exercise price of $0.4 per ADS.

Each ADS represents one ordinary share, no par value, of Kitov.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The ADSs described above (but not the warrants or the ADSs underlying the warrants) were offered pursuant to a shelf registration statement on Form F-3 (File No. 333-235327), which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on December 13, 2019. Such ADSs were offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement filed with the SEC on May 8, 2020.

Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website at http://www.sec.gov and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or emailing placements@hcwco.com.

The warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Kitov

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is a clinical-stage company focusing on advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, to create successful long-lasting treatments for people with cancer. Kitov’s oncology pipeline includes NT-219 and CM-24. NT-219 is a small molecule targeting the novel cancer drug resistance pathways IRS1/2 and STAT3. Kitov is currently advancing NT-219 in combination with cetuximab as a third-line or second-line treatment option for the treatment of recurrent and metastatic squamous cell carcinoma of head & neck cancer (SCCHN), as well as a single agent monotherapy treatment in patients with advanced solid tumors. CM-24 is a monoclonal antibody blocking CEACAM1, a novel immune checkpoint that supports tumor immune evasion and survival through multiple pathways. Kitov intends to advance CM-24 as a combination therapy with anti-PD1 checkpoint inhibitors for the treatment of non-small cell lung cancer (NSCLC). Kitov has entered into a clinical collaboration agreement with Bristol Myers Squibb Company (BMY) for the planned Phase 1/2 clinical trials to evaluate the combination of CM-24 with the PD-1 inhibitor nivolumab (Opdivo®). Kitov is also the owner of Consensi™, a fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension which was approved by the FDA for marketing in the U.S and is expected to be launched in the U.S. during 2020 by its partner Coeptis Pharmaceuticals. Kitov has also partnered to commercialize Consensi in China and South Korea. The company is headquartered in Tel Aviv, Israel.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the intended use of proceeds and statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements, which include, among others, the intended use of proceeds from the registered direct offering. Important factors that could cause or contribute to such differences include, among others, risks relating to: the impact of the recent coronavirus outbreak on our business and the global economy; market and other conditions, different results from the expected benefits, synergies and costs of the acquisition of FameWave by Kitov; management plans relating to the transaction; the plans, strategies and objectives of management for future operations; product development for NT219 and CM-24; the potential future financial impact of the transaction; and any assumptions underlying any of the foregoing; the process by which early stage therapeutic candidates such as NT219 and CM-24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2019, as amended, and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov.

Company Contact
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kitovpharma.com
+972-3-933-3121 ext. #105

Investor Relations Contact:
Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390